Exhibit 12.1

Clovis Oncology, Inc.

Computation of Deficiency of Earnings to Fixed Charges

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings (loss):
Loss before income taxes	$(349,975)	$(381,171)	$(381,937)	$(157,723)	$(84,480)
Fixed charges (from below)	10,974	9,119	8,824	2,712	85

Total loss	$(339,001)	$(372,052)	$(373,113)	$(155,011)	$(84,395)

Fixed charges:
Interest expense	$9,148	$7,249	$7,167	$2,236	$—
Amortization of debt issuance costs	1,279	1,242	1,205	368	—
Interest portion of rent expense	547	628	452	94	85

Total fixed charges	$10,974	$9,119	$8,824	$2,698	$85

Coverage deficiency	$349,975	$381,171	$381,937	$157,723	$84,480